May 21, 2025

Dear Kathleen:

Spectral Capital Corporation (the “Company”) acknowledges the Staff’s comment regarding our disclosure under Item 4.02 of Form 8-K filed on May 7, 2025.

1. **Clarification of Reference to Item 4.01 Paragraphs:**
   We appreciate the Staff pointing out the inconsistency regarding our incorporation by reference to the “third, fourth, fifth and sixth paragraphs of Item 4.01.” We acknowledge that the Form 8-K included only four paragraphs under Item 4.01 and that the referenced paragraphs do not address the requirements of Item 4.02. This was an inadvertent drafting error. We will file an amended Form 8-K to remove this inaccurate reference and to provide complete and standalone disclosures responsive to Item 4.02(b).

2. **Audit Committee or Board Involvement:**
   The Company confirms that the matters disclosed pursuant to Item 4.02 were discussed and approved by the full Board of Directors in the absence of a separately constituted audit committee. The Board, including all independent directors, reviewed the relevant accounting issues and determined that previously issued financial statements could no longer be relied upon. These matters were also discussed with our independent registered public accounting firm, MG\&A.

3. **Amendment and Compliance with Item 4.02(b):**
   In response to the Staff’s comment, the Company will promptly file an amended Form 8-K to include all disclosures required under Item 4.02(b), including:

   * The date of the Board’s conclusion that the financial statements should no longer be relied upon;
   * Identification of the specific periods impacted;
   * A brief description of the facts underlying the conclusion;
   * Confirmation of discussions with MG\&A; and
   * Any additional disclosures required to meet the requirements of Item 4.02(b).

We thank the Staff for its guidance and will ensure that all future filings conform to the disclosure requirements in full.  We anticipate such a filing will be completed no later than Tuesday, May 27, 2025.

Sincerely,
Jenifer Osterwalder
Chief Executive Officer
Spectral Capital Corporation